Park-Ohio Holdings Corp.
6065 Parkland Blvd.
Cleveland, Ohio 44124
August 19, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-7010

Attention:	John Cash, Accounting Branch Chief Tricia Armelin, Staff Accountant Era Anagnosti, Staff Attorney

Re:	Park-Ohio Holdings Corp.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 16, 2009
File No. 0-3134

Park-Ohio Industries, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 30, 2009
File No. 333-43005
Ladies and Gentlemen:
          Park-Ohio Holdings Corp. and Park-Ohio Industries, Inc., Ohio corporations (collectively, the “Company” or “we,” “us” or “our”), are submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 6, 2009 (the “Comment Letter”), with respect to the Company’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2008, filed March 16, 2009 and March 30, 2009, respectively.
          Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.
Form 10-K for the fiscal year ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
Critical Accounting Policies, page 29
Impairment of Long-Lived Assets, page 29
1.	We have reviewed your response to our prior comment four. Please revise future filings to include the following disclosures:

Securities and Exchange Commission
August 19, 2009

•	A qualitative and quantitative discussion of any significant asset groups that are at risk for impairment;

•	The discount rate you utilize;

•	Quantitative information regarding any significant known trends; and

•	Any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.
Response:
In future filings, we will revise our disclosure regarding our critical accounting policy concerning the accounting for impairment of long-lived assets to include the disclosures requested by the Staff. We will indicate that during 2008, there were long-lived asset impairment charges of $23.0 million, which included land and buildings of $5.6 million and machinery and equipment and other long-lived assets of $17.4 million, to the extent applicable. We will include the discount rates we used when performing the discounted cash flow analysis, which was 12% for the 2008 impairment test. We will also include a discussion regarding the risk for impairment to asset groups resulting from additional volume declines in the automotive industry and that management continues to review the circumstances for changes that may affect the carrying value of our long-lived assets.
Exhibits
2.	We note your response to comment 9 of our letter dated June 23, 2009. As there does not appear to be an appropriate basis for omitting these schedules and exhibits, please file them with your next Exchange Act report.
Response:
We will refile our Second Amended and Restated Credit Agreement dated June 20, 2007, including schedules and exhibits, with our quarterly report on Form 10-Q for the quarter ended September 30, 2009.
Schedule 14A Definite Proxy Statement Filed on April 22, 2009
Executive Compensation, page 10
Compensation Components, page 11
Equity Compensation, page 12
3.	We note your response to comment 13 of our letter dated June 23, 2009. We note that with respect to equity compensation, the compensation committee considers among other factors, an executive officer’s historical and ongoing contributions to the company’s success “based on subjective criteria”. If individual performance was a significant factor in determining compensation, please identify the specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although

Securities and Exchange Commission
August 19, 2009

quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. See Item 402(b)(2)(vii) of Regulation S-K.
Response:
There is no set formula for the granting of equity awards to our named executive officers. In both our 2009 definitive proxy statement and our initial response letter dated July 13, 2009, we indicated that our Compensation Committee granted equity awards for 2008 based on criteria including our executives’ historical and ongoing contributions to our success, the value and size of historical grants, how much value was created by the grant, internal equitable considerations, shares available for grant, and market and peer group data. For recent years, including 2008, the Compensation Committee’s review and consideration of each executive’s equity grants have been of a general nature, rather than identifying and focusing on the executive’s performance relative to specific tasks, projects or accomplishments or distinguishable qualitative performance goals. The Compensation Committee did not otherwise take into account any specific performance, criteria or achievements relative to qualitative performance goals when making its equity compensation decisions for 2008.
The amounts of equity awards that the Compensation Committee granted in 2008 to the named executive officers, other than our Chief Executive Officer and Chief Operating Officer, were made solely in the Compensation Committee’s judgment and discretion. In exercising this judgment and discretion, the Compensation Committee was influenced by recommendations from our Chief Executive Officer and motivated by its desire to award each executive the minimum equity value necessary to achieve our shareholder alignment and attraction, retention and motivation objectives discussed in the Compensation Discussion and Analysis section of our 2009 definitive proxy statement. Additionally, the Compensation Committee considered median levels of total compensation for the peer group and market but did not target any specific level of compensation.
We recognize the importance of this information to investors, and in future filings, we will revise our disclosure and analysis regarding equity compensation decisions made with respect to our named executive officers to include specific discussion of how qualitative inputs are translated into objective pay determinations.
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     In connection with the above response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
August 19, 2009

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 440-947-2204 or by facsimile at 440-947-2299.

Sincerely,
/s/ Jeffrey L. Rutherford
Jeffrey L. Rutherford
Vice President and Chief Financial Officer